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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                               SCHEDULE 14D-9/A
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                               (AMENDMENT NO. 7)

                           ARVIDA/JMB PARTNERS, L.P.
                           (NAME OF SUBJECT COMPANY)

                           ARVIDA/JMB PARTNERS, L.P.
                       (NAME OF PERSON FILING STATEMENT)

                         LIMITED PARTNERSHIP INTERESTS
                        AND ASSIGNEE INTERESTS THEREIN
                        (TITLE OF CLASS OF SECURITIES)

                                   043287101
                   (CUSIP NUMBERS OF CLASSES OF SECURITIES)

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                                 GARY NICKELE
                           ARVIDA/JMB MANAGERS, INC.
                           900 NORTH MICHIGAN AVENUE
                           CHICAGO, ILLINOIS  60611
                                (312) 440-4800

(NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPY TO:
                             MICHAEL H. KERR, P.C.
                               KIRKLAND & ELLIS
                            200 EAST RANDOLPH DRIVE
                           CHICAGO, ILLINOIS  60601
                                (312) 861-2094

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

     This Amendment No. 7 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") filed by Arvida/JMB Partners, L.P. (the "Partnership") on October 28, 1996, as amended by Amendment No. 1 on November 14, 1996, Amendment No. 2 on November 15, 1996, Amendment No. 3 on December 17, 1996, Amendment No. 4 on December 19, 1996, Amendment No. 5 on January 9, 1997 and Amendment No. 6 on January 10, 1997. Unless otherwise indicated, capitalized terms used herein have the same meanings as set forth in the originally filed Statement.

     ITEM 5.  PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED

     Item 5 is amended to add the following immediately after the first paragraph thereof:

     On February 11, 1997, Lehman and the Partnership agreed that, in consideration of Lehman's prior and continuing service through July 1, 1998, the Partnership will pay Lehman an additional fee of $500,000. At the partnership's request and for no additional fee, Lehman will assist the Special Committee in its evaluation of the courses of action set forth in Section 5.5J of the Partnership Agreement.

     Lehman further agreed that up to $250,000 of the $500,000 additional fee will be credited against any fees payable to Lehman pursuant to subparagraph 5(d)(i) of the agreement dated July 1, 1996 (the "July Agreement", as described in clause (i) under Item 5 of the originally filed Statement). In addition, Lehman agreed to credit any fee received from the Partnership pursuant to subparagraph 5(d)(ii) of the July Agreement in connection with the October 17, 1996 tender offer commenced by Raliegh against any fees payable to Lehman pursuant to 5(d)(i) of the July Agreement.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     Item 7 (a) is amended to add the following to the discussion of Raleigh:

     On January 10, 1997, Raleigh sent a letter to Managers requesting that it be admitted as a Substituted Limited Partner of the Partnership under the terms of the Partnership Agreement with respect to 78,694.3599 Interests held by Raleigh.

     On February 11, 1997, Managers sent a letter in reply to Raleigh's letter of January 10, 1997, informing Raleigh that the Special Committee had denied Raleigh's request for admission as a Substituted Limited Partner.

     See Item 8 below.

     ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     Item 8 is amended to add the following:

     Barnett Financing

     During March 1997, the Partnership received a non-binding term sheet from Barnett Bank of Broward County, N.A. ("Barnett") for a proposed $75 million term loan, a $20 million revolving line of credit and a $5 million letter of credit facility (the "Barnett Financing"). Under the term sheet, the Barnett Financing, if consummated, is expected to have a term of four years with annual scheduled principal payments of $12.5 million as well as additional annual principal repayments based upon a specified percentage of the Partnership's available cash, with a maximum principal repayment including the scheduled payment of $18.75 million per annum. The remaining outstanding balance on the Barnett Financing would be due upon maturity. Under the term sheet, the interest rate on the Barnett Financing would be based, at the Partnership's option, on the relevant London Inter-Bank Offering Rate (LIBOR) plus 2.25% per annum or Barnett's prime rate. Barnett will require the Partnership to have an interest rate swap or cap in place for one-third of the projected outstanding balance of the term loan. It is expected that the Partnership would be required to pay a loan fee of 1% of the total facility upon closing of the loan. It is currently anticipated that a portion of the proceeds of the Barnett Financing, if consummated, would be used by the Partnership to make a distribution in the amount of approximately $75 million, including a distribution of approximately $175 per Interest to the Interestholders. Consummation of the Barnett Financing is subject to the negotiation and execution by the parties of binding loan documents. There can be no assurance that the Barnett Financing will be consummated or, if consummated, that its terms will be similar to those described above. The Partnership has gained preliminary permission to pursue the Barnett Financing from a judge sitting on the Circuit Court of Cook County, Illinois pursuant to the preliminary settlement order in the Carlstrom action, as discussed below under Litigation in this Item 8.

Litigation

     Delaware Chancery Court

     As previously disclosed, on December 12, 1996, the Delaware Supreme Court reversed the order of the Delaware Chancery Court dismissing the action captioned (C.A. No. 15238) Vanderbilt Income and Growth Associates, L.L.C., et al. v. Arvida/JMB Managers, Inc., et al. ("Delaware action") and remanded the matter for further proceedings. In particular, the Supreme Court found that the Chancery Court improperly considered matters outside the pleadings to reach its determination on the motion to dismiss and that the plaintiffs should have an opportunity to take discovery before the Chancery Court decides the matter. On December 16, 1996, the Partnership filed a counterclaim, which was subsequently amended, to the plaintiffs' complaint in this matter seeking a declaratory judgment that Raleigh Capital Associates, L.P. ("Raleigh Capital") does not have the right to vote its Interests. On January 28, 1997, the trial court granted plaintiffs leave to dismiss their complaint concerning the Starwood financing, leaving the Partnership's amended counterclaim concerning voting rights pending.

     By letter dated January 10, 1997, Raleigh Capital requested admission as a Substituted Limited Partner of the Partnership. The Partnership referred the request to the Special Committee of the Partnership. On February 11, 1997, the Special Committee denied the request. The Partnership has supplemented its counterclaim, as amended, to seek a court declaration that Raleigh Capital is not entitled to be admitted as a Substituted Limited Partner. On February 20, 1997, Raleigh Capital filed a reply and counterclaim in the Delaware action against the Partnership, the General Partner, and the Special Committee. The reply counterclaim filed by Raleigh Capital seeks,

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among other things, a declaration that Raleigh Capital has voting rights in the
Partnership and that defendants breached their fiduciary duties by failing to admit Raleigh Capital as a Substituted Limited Partner. The reply counterclaim also seeks to enjoin the Partnership, the General Partner, and the Special Committee from refusing to admit Raleigh Capital as a Substituted Limited Partner, an award of damages, interest, fees, and costs.

     On or about February 28, 1997, Gladys Beasley, individually and as a representative of a class of persons similarly situated, filed an intervenor complaint in the Delaware action for declaratory relief against the Partnership. In the intervenor complaint, plaintiff seeks a declaration that original purchasers who obtained Interests in the Partnership and subsequent holders of Interests in the Partnership by assignment have the same voting rights in the Partnership, among other things, to remove and replace the General Partner. In addition, plaintiff Gladys Beasley seeks an order adjudging and decreeing that the intervenor action be properly maintained as a class action, an award of her costs and expenses of the litigation, and such other relief as the Court deems appropriate.

     The trial of all claims in the Delaware action is scheduled for April 7 through April 9, 1997.

     Illinois Circuit Court

     As previously disclosed, on December 13, 1996, the trial court in the Circuit Court of Cook County, Illinois, granted the plaintiffs' motion for a preliminary injunction in the action entitled Carlstrom, et al. v. Arvida/JMB Managers, Inc., et al., Case No. 96 CH 6892/96 CH 6627, ("Carlstrom action") and preliminarily enjoined the Partnership from consummating the proposed Starwood Financing after an evidentiary hearing in which the president of Raleigh GP Corp., Michael Ashner, testified as one of the plaintiffs' principal witnesses in opposition to the Starwood Financing. The Partnership, General Partner and members of the Special Committee have appealed from the preliminary injunction ruling. The appeal ("Illinois appeal") is pending in the Appellate Court of Illinois, First Judicial District, Case No. 97-0093. In the appeal, the Partnership, among other things, contends that the wrong legal standard was applied by the trial court in the hearing on plaintiffs' motion for preliminary injunction in requiring the Partnership to prove the fairness of the Starwood Financing. In addition, and alternatively, the Partnership contends that the adoption of the Starwood Financing, which an independent investment banker opined was commercially reasonable and fair, satisfied the legal standard applied by the trial court.

     The trial court in the Carlstrom action scheduled the matter for a hearing on a permanent injunction for March 17, 1997. Before the scheduled hearing, the trial court asked the parties to participate in Court-supervised mediation sessions which began on March 5, 1997. The mediation effort has resulted in a stipulation of settlement, which was preliminarily approved by the trial court in a settlement hearing order dated April 1, 1997, as being fair, reasonable, adequate, and in the best interests of the plaintiffs, the Interestholders, and the Partnership. The stipulation of settlement provides, among other things: (i) that the General Partner will be able to pursue the Barnett Financing for the purposes of making a distribution and replacing certain of the Partnership's current credit facilities; (ii) that the Partnership will not pursue the Starwood Financing; (iii) that the General Partner will choose the option set forth in Section 5.5(J)(i)(c) of the Partnership Agreement (i.e., to commence a liquidation phase on October 31, 1997, in which all of the Partnership's remaining assets will be sold or disposed of by October 31, 2002); (iv) that, if the settlement is finally approved by the trial court,

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the decision to choose the option set forth in Section 5.5(J)(i)(c) of the
Partnership Agreement will be binding upon the Interestholders and the General Partner, its affiliates, and any subsequent general partner, whether or not affiliated with the General Partner; (v) that the claims set forth in the Carlstrom action will be released; (vi) that the Illinois appeal will be dismissed; and (vii) that the General Partner and/or its affiliates will defer a portion of the proceeds from the Barnett Financing otherwise distributable to them (subject to the right of the General Partner and/or such affiliates to receive such deferred amount after Interestholders have received a specified amount of distributions from the Partnership after July 1, 1996) and such deferred distribution amount will be used to pay a portion of the legal fees and expenses in the Carlstrom action. In the preliminary settlement hearing order, the trial court also vacated the preliminary injunction ruling, established a procedure for notifying Interestholders of their rights in connection with the settlement, and set the matter for a final hearing. At the final hearing the trial court will determine whether: (a) the settlement is fair, reasonable, adequate, and in the best interests of the Partnership and the Interestholders;
(b) the settlement should be approved by the trial court; (c) the Carlstrom action should be dismissed on the merits with prejudice; and (d) the plaintiffs' counsels' application for attorney's fees and reimbursement for out of pocket costs (including experts' fees) should be approved. The terms of the proposed Barnett Financing are discussed above in this Item 8.

     ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

     Item 9 of the Statement is amended to add the following Exhibits:

(a)(6)  Letter, dated April 7, 1997, from the Partnership to Interestholders.

(c)(10) Letter, dated January 10, 1997, from Raleigh Capital Associates to Arvida/JMB Managers, Inc.

(c)(11) Letter, dated February 11, 1997, from Arvida/JMB Managers, Inc. to Raleigh Capital Associates.

(c)(12) Stipulation of Settlement, dated April 1, 1997, filed in the Circuit Court of Cook County, Illinois, Chancery Department.

(c)(13) Letter of Intent, dated March 12, 1997, from Barnett Bank of Broward County, N.A.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        ARVIDA/JMB PARTNERS, L.P.


                                        By:  Arvida/JMB Managers, Inc.,
                                             -----------------------------------
                                             General Partner of the Partnership


                                        By:  /s/ Judd D. Malkin
                                             -----------------------------------
                                             Name:  Judd D. Malkin
                                             Title:  Chairman

Dated:  April 7, 1997

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


                                 EXHIBIT INDEX


EXHIBIT                                                                     PAGE
NUMBER                     DESCRIPTION                                       NO.
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(a)(6)  Letter, dated April 7, 1997, from the Partnership to
        Interestholders.

(c)(10) Letter, dated January 10, 1997, from Raleigh Capital Associates to Arvida/JMB Managers, Inc.

(c)(11) Letter, dated February 11, 1997, from Arvida/JMB Managers, Inc. to Raleigh Capital Associates.

(c)(12) Stipulation of Settlement, dated April 1, 1997, filed in the Circuit Court of Cook County, Illinois, Chancery Department.

(c)(13) Letter of Intent, dated March 12, 1997, from Barnett Bank of Broward County, N.A.

                                       6